Exhibit 99.1

INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

First Quarter 2022

May 19, 2022

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2022

Hamilton, Bermuda, May 19, 2022 - Golden Ocean Group Limited (NASDAQ: GOGL / OSE: GOGL) (the "Company" or "Golden Ocean"), the world's leading owner of large size dry bulk vessels, today announced its unaudited results for the quarter ended March 31, 2022.

Highlights

▪
Net income of $125.3 million and earnings per share of $0.63 (basic) for the first quarter of 2022 compared with net income of $203.8 million and earnings per share (basic) of $1.02 for the fourth quarter of 2021.

▪	Adjusted EBITDA[1] of $149.4 million for the first quarter of 2022, compared with $243.5 million for the fourth quarter of 2021.
▪	Reported TCE[2] rates for Capesize and Panamax/Ultramax vessels of $24,778 per day and $23,693 per day, respectively, and $24,330 per day for the whole fleet in the first quarter of 2022.
▪	Estimated TCE rates inclusive of charter coverage calculated on a load-to-discharge basis, are approximately:
•	$28,300 per day for 78% of Capesize available days and $27,500 per day for 77% of Panamax available days for the second quarter of 2022; and
•	$38,200 per day for 15% of Capesize days and $34,900 per day for 33% of Panamax days for the third quarter of 2022.
▪	Signed loan agreement for a $275 million facility refinancing 14 Capesize vessels. The new facility will improve cash break even rates for these vessels by approximately $1,500 per day.
▪
Announced a cash dividend of $0.50 per share for the first quarter of 2022, payable on or about June 8, 2022 to shareholders of record on June 1, 2022. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later, on or about June 10, 2022.

Ulrik Andersen, Chief Executive Officer, commented:

"Golden Ocean delivered another strong quarter on the back of a firm Panamax market and a high degree of contract coverage for our Capesize fleet secured at attractive levels last year.

With the anticipated strengthening of the freight market in the second half of the year, we expect to generate significant cash flows. Given our strong balance sheet and low debt, our capital allocation strategy will continue to focus on returning capital to our shareholders.

Although the global recovery from the COVID-19 pandemic faces numerous new challenges, we maintain an optimistic outlook due to healthy forecasted demand growth and an extremely favorable fleet supply dynamic. Fleet growth is slowing significantly, and new environmental regulations will both reduce effective fleet supply and create a further competitive advantage for Golden Ocean due to our fleet's scale, modernity and fuel efficiency.”

1Adjusted earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure. A reconciliation of adjusted EBITDA to the most directly comparable GAAP measure is included in the back part of this report.

2TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2022

Fleet Development & Performance

As of the date of this report, the Company's fleet consists of 94 vessels and newbuildings, with an aggregate capacity of approximately 13.4 million dwt. The Company's fleet consists of:

a.	78 vessels owned by the Company (48 Capesize, 28 Panamax and two Ultramax vessels);
b.	Eight Capesize vessels chartered in on long-term leases with profit-sharing arrangements;
c.	One Ultramax vessel chartered in; and
d.	Seven 85,000 dwt Kamsarmax vessels on order.

In February 2022, the Company entered into an agreement to sell three older Panamax vessels, Golden Empress, Golden Enterprise and Golden Endeavour to an unrelated third party for $52.0 million en-bloc. The vessels were delivered to their new owner in April and May 2022, and the total estimated net cash flows from the sale after repayment of related debt is approximately $30.7 million. The Company expects to record a gain of approximately $9.6 million from the sale in the second quarter of 2022.

The Company's estimated TCE rates for the second quarter of 2022 are $28,300 per day for 78% of available days for Capesize vessels and $27,500 per day for 77% of available days for Panamax vessels. These estimates are forward looking statements and are based on time charter contracts entered into by the Company as well as current spot fixtures on the load-to-discharge method, whereby revenue is recognized on a straight-line basis over the voyage from the commencement of loading to the completion of discharge. The actual TCE rates to be earned will depend on the number of contracted days as well as the number of ballast days at the end of the period when a vessel is sailing without cargo. According to the load-to-discharge accounting method, the Company will not be able to recognize revenue for any ballast days or uncontracted days at the end of the second quarter of 2022. At the same time, expenses for uncontracted days cannot be deferred and will be recognized.

The Company has continued to opportunistically secure charter coverage at highly profitable rates. For the third quarter of 2022, the Company has secured 15% of total days at an average rate of $38,200 per day for Capesize vessels and 33% of total days for Panamax vessels at an average rate of $34,900 per day.

Corporate Development
In January 2022, SwissMarine Pte. Ltd. ("SwissMarine") fully repaid the outstanding shareholder loan of $5.35 million to the Company. (See Note 10, "Related Party Transactions").

In March 2022, the Company's ownership in SwissMarine was diluted from 17.5% to 16.4% as a result of issuance of shares by SwissMarine. The Company received a dividend of $6.6 million from SwissMarine in the first quarter of 2022.

The Company announced today a cash dividend of $0.50 per share in respect of the first quarter of 2022, which is payable on or about June 8, 2022 to shareholders of record on June 1, 2022. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later on or about June 10, 2022.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2022

First Quarter 2022 Results

First quarter 2022 income statements

The Company reported net income of $125.3 million and basic earnings per share of $0.63 (basic) for the first quarter of 2022, compared to net income of $203.8 million and earnings per share of $1.02 (basic) for the fourth quarter of 2021.

Adjusted EBITDA was $149.4 million for the first quarter of 2022, a decrease of $94.2 million from $243.5 million for the fourth quarter of 2021.

Operating revenues were $265.2 million in the first quarter of 2022, a decrease of $116.6 million from $381.8 million in the fourth quarter of 2021. Six vessels were in drydock during the first quarter of 2022 compared to five vessels in drydock during the fourth quarter of 2021 contributing to an increase in off-hire days to 294 days from 201 days in the fourth quarter of 2021. Voyage expenses decreased by $12.7 million to $56.3 million from the fourth quarter of 2021 as a result of a decrease in voyage days in the period and the corresponding decrease in bunker consumption and port costs, which was partially offset by increases in bunker prices.

Other operating expenses under the Company's revenue sharing agreements were $0.4 million in the first quarter of 2022, compared to $6.4 million in the fourth quarter of 2021. The decrease was due to settlements made with Capesize Chartering Ltd., or CCL, in the fourth quarter of 2021 following the termination of the CCL pool agreement in August 2021.

The Company achieved an average TCE rate for the fleet of $24,330 per day in the first quarter of 2022 compared to that of $35,256 per day in the fourth quarter of 2021.

No gain from sale of vessels was recorded in the first quarter of 2022. Gain from sale of vessels of $4.9 million was recorded in the fourth quarter of 2021 related to sale of the Panamax vessel Golden Endurer.

Ship operating expenses amounted to $58.2 million in the first quarter of 2022 compared with $57.6 million in the fourth quarter of 2021. In the first quarter of 2022, ship operating expenses mainly consisted of $48.6 million in running and other sundry expenses (compared to $49.2 million of running expenses in the fourth quarter of 2021) and $4.9 million in drydocking expenses ($5.1 million in the fourth quarter of 2021). Running expenses mainly consisted of crew costs, repair and maintenance, spares and insurance. COVID-19 continues to impact the operating cost and efficiency of the fleet, in particular with respect to crewing.

Charter hire expenses were $10.3 million in the first quarter of 2022 compared with $11.2 million in the fourth quarter of 2021. The decrease in charter hire expenses was mainly the result of lower charter rates partially offset by increased chartered-in days in during the quarter.

Administrative expenses were $5.1 million in the first quarter of 2022, compared with $4.8 million in the fourth quarter of 2021. Depreciation was $32.4 million in the first quarter of 2022, a decrease of $1.0 million compared to $33.4 million in the fourth quarter of 2021 mainly related to fewer calendar days in the quarter.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2022

Net interest expense was $10.0 million in the first quarter of 2022, slightly lower than $10.4 million in the fourth quarter of 2021.

In the first quarter of 2022, the Company recorded a $18.8 million net gain on derivatives, mainly relating to a $16.5 million gain on USD interest rate swaps, as well as a $2.3 million gain on the Company's bunker and forward freight derivatives.

The Company recorded a gain from associated companies of $14.5 million in the first quarter of 2022, mainly related to a gain of $12.5 million from its investments in SwissMarine and a $2.0 million gain from its investments in United Freight Carriers LLC and TFG Marine. In the first quarter of 2022, the Company recorded an unrealized mark-to-market loss of $0.3 million on shares in Eneti Inc. (NYSE:NETI).

First quarter 2022 cash flow statements and Balance Sheet as of March 31, 2022

As of March 31, 2022, the Company had cash and cash equivalents of $115.7 million, including restricted cash balances of $8.4 million. This represented a decrease of $94.3 million compared with the quarter ended December 31, 2021. During this period, cash provided by operating activities amounted to $123.6 million, which included a negative working capital change of $6.3 million and dividends of $6.6 million received from SwissMarine.

For the three months ended March 31, 2022, total net cash provided by investing activities was $4.0 million and was primarily related to the full repayment of a $5.4 million shareholder loan from SwissMarine. The increase was offset by $1.4 million in payments for the installation of ballast water treatment systems.

Net cash used in financing activities was $221.9 million in the first quarter of 2022. This included $180.4 million in dividend payments, $26.4 million in scheduled debt repayment, $6.8 million in repayment of debt in connection with the sale of Golden Endeavour and $8.3 million repayment of finance leases.

As of March 31, 2022, the book value of long-term debt was $1,229.9 million, including the current portion of long-term debt of $104.4 million. The book value of finance lease obligations was $121.5 million, including the current portion of finance lease obligations of $20.1 million. In addition, the Company had $100.0 million in undrawn available capacity under its revolving credit facilities.

The Dry Bulk Market
The first quarter of 2022 was impacted by several expected factors, including a return to normal seasonality that was largely absent in 2021. Additionally, decreased industrial production in China ahead of the 2022 Winter Olympics resulted in the temporary closure of number of factories in certain industrial hubs in an effort to decrease pollution. The start of 2022 also saw the emergence of the Omicron variant of COVID-19, which spread rapidly and for a brief period of time ushered in a return to conditions seen at the start of the pandemic. In February, Russia launched its initial incursion into Ukraine, having consequences on a global scale, which have already upended long-standing dry bulk trade routes.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2022

In the first quarter of 2022, global dry bulk fleet utilization (calculated as total ton-mile demand divided by total available fleet capacity) was 89.5%, a decrease from 93.0% in the prior quarter, according to Maritime Analytics. Despite the decline, utilization remained firm in a historical and seasonal context. Total seaborne transportation of dry bulk goods was 1,128 mt in the first quarter of 2022, representing a 7.1% decrease from 1,214 mt in the fourth quarter of 2021 and a 1.0% decrease from 1,139 mt in the first quarter of 2021.

After declining by 6.8% in the fourth quarter of 2021 compared to the prior quarter, Chinese steel production rebounded by 8.4% in the first quarter of 2022. This increase occurred despite steel production declining in February 2022 to levels not seen since the start of the pandemic and the continued strain of China’s “zero COVID” policy. Looking forward, many analysts expect China to increase public infrastructure spending to support its economy.  In the meantime, Indian steel production has been consistently increasing as the Indian government targets to double steel production capacity by 2030.

With respect to the war in Ukraine, it should be noted that Russia and Ukraine combined account for approximately 10% of global steel trade and supply approximately 30% of Europe’s steel imports. Steel buyers will need to find alternative supplies to substitute for steel and semi-finished products sourced from Russia and Ukraine, which will likely stimulate seaborne trade routes. Indian steel exports, in particular, are expected to reach record levels in 2022.

Chinese iron ore imports declined by 5.1% in the first quarter of 2022 compared to the prior quarter and 5.4% compared to the first quarter of 2021 as industrial production was curtailed ahead of and during the Winter Olympics. Brazilian iron ore exports declined by 20.6% in the first quarter of 2022 compared to the first quarter of 2021 as weather disruptions impacted logistics and mining activities. This trend reversed in March when export volumes exceeded two-year averages. Despite lower demand for iron ore for steel production and production halts in Brazil, Chinese iron ore imports exceeded average quarterly import levels for the three years prior to the start of the COVID-19 pandemic, implying a higher baseline level of demand.

Seaborne transportation of coal decreased by 12.7% in the first quarter of 2022 compared to the prior quarter and 3.6% compared to the first quarter of 2021, led by a steep drop in thermal coal volumes as the winter in the Northern hemisphere came to an end. Coking coal volumes were unchanged compared to the prior quarter and increased by 10.5% compared to the first quarter of 2021.

Thermal coal volumes decreased by 15.4% in the first quarter of 2022 compared to the fourth quarter of 2021 quarter. In the fourth quarter of 2021, both China and India sought to replenish depleted inventories and mitigate the impact of widespread power shortages. In India, domestic power production failed to meet internal targets and most power stations entered the monsoon season with shortages. Notably, Indian thermal coal inventories, which were severely depleted at the start of the fourth quarter of 2021, remain 43% below inventory levels at the same time last year. While coal is not favored by developed economies for power generation, it has been a critical part of the energy mix for emerging economies and is the source of greater than 70% of total Chinese electricity output and greater than 75% during the winter months. According to Maritime Analytics, thermal coal demand is forecast to increase at a growth rate of 2.0% and 2.6% in 2022 and 2023.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2022

Transportation of essential agribulks, which represented 12.6% of total seaborne volumes in the first quarter of 2022, decreased by 4.9% compared to the fourth quarter of 2021 and increased by 1.0% compared to the first quarter of 2021. The war in Ukraine has impacted various agribulks as Ukraine accounts for 10% of total wheat exports and 14% of total corn exports. This is expected to have a positive impact on ton-mile demand in the short term as exports increase from the Americas. Other minor bulks decreased by 5.6% compared to the fourth quarter of 2021 and increased by 3.8% compared to the first quarter of 2021.

The global fleet of dry bulk vessels amounted to 952.2 million dwt at the end of the first quarter of 2022, absorbing a net increase of 7.3 million dwt in the quarter, compared to 6.6 million dwt in the fourth quarter of 2020 and 9.5 million dwt in the first quarter of 2021. Newbuilding ordering levels were very low in the first quarter of 2022, with only 2.1 million dwt of vessels ordered, the lowest quarterly amount since 2016.  The orderbook as a percentage of the global fleet stood at 6.8% at quarter-end, a decrease from 7.3% recorded in March 31, 2021 and from an average of 27.5% over the last 20 years. The orderbook is presently at the lowest level in 30 years.

Strategy and Outlook
The Company maintains a constructive market outlook based on both expectations of steady global growth, and equally importantly, supply-side dynamics that have not been observed for decades.

The International Monetary Fund ("IMF") forecasts global GDP to grow by 3.6% in each of 2022 and 2023.  As with prior revisions, the IMF cited rising energy prices and supply chain disruptions that have resulted in higher and more broad-based inflation than anticipated as key risks to global GDP growth. Growth forecasts for the emerging and developing Asian economies have also been marginally reduced to 5.4% and 5.9% for 2022 and 2023, respectively. The revised forecasts remain high by historical standards and should support steady dry bulk commodity demand. Notably, India's GDP is forecast to grow by 8.2% and 6.9% in 2022 and 2023, respectively. Even with lowered growth forecasts, global ton-mile demand is forecast to increase by 2.1% and 2.7% in 2022 and 2023, respectively.

Based on these forecasts, it is expected that a sustained period of firm freight rates will follow, particularly if fleet inefficiency does not reduce dramatically. Setting aside the potential for continued fleet inefficiency due to supply chain and logistical issues and protocols related to COVID-19, the introduction of the Energy Efficiency Existing Ship Index, or EEXI, by the International Maritime Organization is expected to have a significant effect on fleet efficiency. Commencing in 2023, all vessels in the global fleet will be required to meet new energy efficiency standards. It is anticipated that most vessels built prior to 2014 will have limited options to meet the EEXI standards aside from reducing their sailing speeds, with the further potential early retirement of vessels that are not able to meet the new standards.

The status of the orderbook, which is at a 30-year low as a percentage of the operating fleet is also highly supportive of expectations for positive supply dynamics. After growing by 3.8% in 2020 and by approximately 4.2% per year on average over the last decade, the global dry bulk fleet is forecast to grow by 3.6% in 2022 and just 2.2% in 2023, well below organic replacement levels. Depending on the impact of the EEXI standards, fleet growth may slow even further as greater than 17% of the vessels in the global fleet are 15 years of age or older and may no longer be commercially viable.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2022

Thus far in 2022, just 0.7 million dwt of new Capesize and Panamax vessels have been ordered, representing less than one-tenth of one percent of the global fleet as of the start of the year. An increase in steel prices and limited yard capacity, have combined to drive newbuilding prices sharply higher. Newbuilding prices for Capesize and Panamax vessels are at levels not seen since 2009. The Company does not anticipate a dramatic surge in newbuilding orders given the recent sharp rise in newbuilding prices, scarcity of competitive financing, and, importantly, increased ordering of highly complex next-generation vessels in other shipping segments that have placed capacity limits on shipyards globally.

Throughout 2021, the Company actively grew and renewed its fleet, disposing of several older vessels and acquiring or placing orders for 25 modern vessels. The Company is the largest listed owner of large size dry bulk vessels, with an average age of approximately 6.4 years, including newbuildings. In addition to increasing the Company’s cash generation potential by virtue of a larger fleet, the Company's actions were intended to ensure that its fleet will remain highly competitive for years to come. Furthermore, the Company has embraced decarbonization as a core strategic pillar and is carefully considering all potential efforts to further reduce its emissions. The Company believes technological advancements play a key role in energy efficiency and emission control, both in terms of engine technology and data handling, and the Company optimizes vessel routing and speed in order to increase voyage efficiency and reduce fuel consumption, among other actions.

In the short term, the Company is closely monitoring macro-economic factors as well as impacts of the war in Ukraine on dry bulk trades. The Company believes it is well-positioned in the near term, with highly profitable charter coverage for most of its available days in the second quarter of 2022 and approximately 21% of its available days in the third quarter of 2022. The Company’s active, dynamic chartering strategy should help to insulate it from near-term market disruptions.

With a best-in-class fleet focused exclusively on large vessel classes, Golden Ocean is well-positioned to generate significant cash flow and create value for our shareholders. The Board of Directors remains committed to returning value to its shareholders through dividends. While the amount and timing of any future dividend payments will be based on Company’s results, investment opportunities and the prevailing market conditions, it is the Company’s intent to distribute a significant portion of its earnings in line with the Company’s current strong market expectations.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
May 19, 2022

Questions should be directed to:
Ulrik Andersen: Chief Executive Officer, Golden Ocean Management AS
+ 47 22 01 73 53

Peder Simonsen: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2022

Forward-Looking Statements
Matters discussed in this earnings report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company is taking advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company's current views with respect to future events and financial performance. This earnings report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." The Company cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2022

In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements, include among other things: the Company’s future operating or financial results; the Company’s continued borrowing availability under its debt agreements and compliance with the covenants contained therein; the Company’s ability to procure or have access to financing, the Company’s liquidity and the adequacy of cash flows for the Company’s operations; the Company’s ability to successfully employ its existing and newbuilding dry bulk vessels and replace its operating leases on favorable terms, or at all; changes in the Company’s operating expenses and voyage costs, including bunker prices, fuel prices (including increases costs for low sulfur fuel), dry docking, crewing and insurance costs; the Company’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of the Company’s vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue); planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; risks associated with vessel construction; the Company’s expectations regarding the availability of vessel acquisitions and its ability to complete acquisition transactions planned; vessel breakdowns and instances of off-hire; potential differences in interest by or among certain members of the Company’s board of directors, or the Board, executive officers, senior management and shareholders; potential liability from pending or future litigation; potential exposure or loss from investment in derivative instruments; general dry bulk shipping market trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the dry bulk shipping industry, including the market for the Company’s vessels and the number of newbuildings under construction; the strength of world economies; stability of Europe and the Euro; fluctuations in interest rates and foreign exchange rates; changes in seaborne and other transportation; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, climate-related (acute and chronic), political instability, terrorist attacks, piracy or international hostilities, including the ongoing aggression between Russia and Ukraine; he length and severity of epidemics and pandemics, including COVID-19 and its impact on the demand for seaborne transportation in the dry bulk sector; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance practices; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union or individual countries; and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F for the year ended December 31, 2021.

The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2022

INTERIM FINANCIAL INFORMATION

FIRST QUARTER 2022

Index
Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2022

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations

(in thousands of $, except per share data)	Three months ended March 31, 2022	Three months ended December 31, 2021	Three months ended March 31, 2021
Operating revenues
Time charter revenues	161,848	209,677	78,320
Voyage charter revenues	103,173	171,971	79,176
Other revenues	163	160	557
Total operating revenues	265,184	381,808	158,053

Gain from disposal of vessels	—	4,928	—
Other operating income (expenses)	(413)	(6,358)	649

Operating expenses
Voyage expenses and commissions	56,273	68,942	39,233
Ship operating expenses	58,165	57,622	48,617
Charter hire expenses	10,303	11,247	13,920
Administrative expenses	5,127	4,827	4,115
Impairment loss on vessels	—	—	4,187
Depreciation	32,434	33,354	26,798
Total operating expenses	162,302	175,992	136,870

Net operating income	102,469	204,386	21,832

Other income (expenses)
Interest income	54	154	175
Interest expense	(10,041)	(10,509)	(8,889)
Gain on derivatives	18,750	1,211	9,024
Equity results of associated companies	14,454	9,875	667
Other financial items	(328)	(990)	790
Net other income (expenses)	22,889	(259)	1,767
Net income (loss) before income taxes	125,358	204,127	23,599
Income tax expense	35	309	20
Net income	125,323	203,818	23,579

Per share information:
Earnings per share: basic	$0.63	$1.02	$0.14
Earnings per share: diluted	$0.62	$1.01	$0.14

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2022

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets
(in thousands of $)	As of March 31, 2022	As of December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	107,356	197,032
Restricted cash	8,365	12,985
Other current assets	182,846	159,373
Total current assets	298,567	369,390
Vessels and equipment, net	2,813,459	2,880,321
Vessels held for sale	41,916	—
Newbuildings	35,890	35,678
Finance leases, right of use assets, net	94,849	98,535
Operating leases, right of use assets, net	26,804	19,965
Other long term assets	49,956	50,288
Total assets	3,361,441	3,454,177

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	104,355	105,864
Current portion of finance lease obligations	20,147	21,755
Current portion of operating lease obligations	19,240	13,860
Other current liabilities	102,635	106,594
Total current liabilities	246,377	248,073
Long-term debt	1,125,567	1,156,481
Non-current portion of finance lease obligations	101,400	105,975
Non-current portion of operating lease obligations	14,277	14,907
Total liabilities	1,487,621	1,525,436
Equity	1,873,820	1,928,741
Total liabilities and equity	3,361,441	3,454,177

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2022

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements

(in thousands of $)	Three months ended March 31, 2022	Three months ended December 31, 2021	Three months ended March 31, 2021
Net income	125,323	203,818	23,579
Adjustments to reconcile net income (loss) to net cash provided by operating activities;
Depreciation	32,434	33,354	26,798
Impairment loss on vessels	—	—	4,187
Gain from sale of vessels	—	(4,928)	—
Dividends from associated companies	6,552	—	—
Equity results from associated companies	(14,454)	(9,875)	(667)
Amortization of time charter party out contracts	—	804	1,078
Mark to market value on derivatives	(18,930)	(6,230)	(10,546)
Other, net	(1,032)	(1,115)	(2,533)
Change in operating assets and liabilities	(6,269)	3,328	(35,318)
Net cash provided by operating activities	123,624	219,156	6,578

Investing activities
Additions to vessels and right of use assets	(1,394)	(2,795)	(65,300)
Additions to newbuildings	—	(36,015)	(43,602)
Repayments of loans receivable from related parties	5,350	—	—
Proceeds from sale of vessels	—	36,360	9,504
Other investing activities, net	2	2	11
Net cash provided by (used in) investing activities	3,958	(2,448)	(99,387)

Financing activities
Repayment of long-term debt	(33,230)	(90,727)	(82,041)
Net proceeds from share distributions		—	574
Debt fees paid	—	(34)	—
Net proceeds from share issuance	—	—	335,340
Dividends paid	(180,392)	(170,370)	—
Repayment of finance leases	(8,256)	(8,022)	(7,621)
Net cash provided by (used in) financing activities	(221,878)	(269,153)	246,252
Net change	(94,296)	(52,445)	153,443
Cash, cash equivalents and restricted cash at start of period	210,017	262,462	175,102
Cash, cash equivalents and restricted cash at end of period	115,721	210,017	328,545

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2022

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity

(in thousands of $, except for share data)	Three months ended March 31, 2022	Three months ended March 31, 2021
Number of shares outstanding
Balance at beginning of period	200,435,621	143,327,697
Shares issued	—	54,207,547
Distribution of treasury shares	—	170,000
Balance at end of period	200,435,621	197,705,244

Share capital
Balance at beginning of period	10,061	7,215
Shares issued	—	2,710
Balance at end of period	10,061	9,925

Treasury shares
Balance at beginning of period	(4,309)	(5,386)
Share distribution	—	964
Balance at end of period	(4,309)	(4,422)

Additional paid in capital
Balance at beginning of period	285	979
Shares issued	—	332,630
Stock option expense	148	154
Balance at end of period	433	333,763

Contributed capital surplus
Balance at beginning of period	1,762,649	1,732,670
Distributions to shareholders	(180,392)	—
Balance at end of period	1,582,257	1,732,670

Accumulated earnings (deficit)
Balance at beginning of period	160,055	(366,722)
Distribution treasury shares	—	(390)
Net income	125,323	23,579
Balance at end of period	285,378	(343,533)

Total equity	1,873,820	1,728,403

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2022

GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General
Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market in New York with a secondary listing on the Euronext Oslo Stock Exchange.

2. Accounting policies

Basis of accounting

The unaudited condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The unaudited condensed consolidated financial statements do not include all the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s annual report on Form 20-F for the year ended December 31, 2021, which was filed with the U.S. Securities and Exchange Commission on March 23, 2022.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2021.

3. Earnings per share

Basic earnings per share amounts for the three months ended March 31, 2022 are based on the weighted average number of shares outstanding of 200,435,621. The Company's treasury shares have been weighted for the portion of the period they were outstanding.

As of March 31, 2022, total outstanding share options were 1,100,000, which for the three months ended March 31, 2022 were dilutive under the treasury stock method by 954,144 shares.

4. Vessels and equipment, net and vessels held for sale

In February 2022, the Company entered into an agreement to sell three older Panamax vessels, Golden Empress, Golden Enterprise and Golden Endeavour to an unrelated third party for $52.0 million en-bloc. The vessels were delivered to their new owner in the second quarter of 2022. The Company expects to record a gain of approximately $9.6 million from the sale in the second quarter of 2022. As of March 31, 2022, vessels are recorded as Vessels held for sale.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2022

5. Newbuildings

As of March 31, 2022, the Company had capitalized costs of $35.9 million relating to construction contracts for seven Kamsarmax newbuildings entered into in September and October of 2021.

6. Leases

As of March 31, 2022, the Company had 11 vessels chartered in long-term where the Company is the lessee. Seven of eight vessels chartered in from SFL Corporation Ltd. (NYSE: SFL) ("SFL"), a related party, were classified as finance leases. For the three months ended March 31, 2022, the Company made a total repayment of $8.3 million to SFL in connection with these leases. During this period, the Company exercised the option to extend two of its operational leases for one year each.

As of March 31, 2022, the Company’s book value of finance lease obligations was $121.5 million, including current portion of $20.1 million.

7. Equity securities

The Company has an investment in Eneti Inc., a company engaged in marine based renewable energy listed on the New York Stock Exchange (NYSE: NETI) ("Eneti"). Until February 2021, Eneti was named Scorpio Bulkers Inc., and was engaged in dry bulk shipping. In the first quarter of 2022, the Company recorded a loss of $0.3 million based on the decrease of Eneti's share price. The mark to market loss is reported under other financial items in the Company's interim condensed consolidated statements of operations.

The Company has an equity investment of 16.4% of the shares in SwissMarine, a dry bulk freight operator. Our ownership in SwissMarine was diluted in the first quarter of 2022 from 17.5% to 16.4%. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $45.7 million as of March 31, 2022.

For the three months ended March 31, 2022, the Company recorded equity in earnings of SwissMarine of $13.4 million offset by loss on dilution of $0.9 million. In the first quarter of 2021, the Company received dividends from SwissMarine of $6.6 million, which was recorded as a reduction of investments. In addition, a subordinated shareholder loan of $5.35 million was fully repaid by SwissMarine to the Company in the first quarter of 2022.

The Company has an equity investment of 10% of the shares in TFG Marine Ltd, a bunkering procurement joint venture company between Golden Ocean, Frontline Ltd. and Trafigura Pte Ltd. The Company has also provided a shareholder loan of $0.9 million to TFG Marine with a five-year term, maturing in 2024.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2022

The Company has an equity investment of 50% of the shares in United Freight Carriers LLC, a dry cargo vessel operator and logistics service provider. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $2.9 million as of March 31, 2022.

8. Long-term debt

As of March 31, 2022, the Company’s book value and outstanding principal of long-term debt was $1,229.9 million and $1,240.5 million, respectively. The current portion of long-term debt was $104.4 million.

9. Share capital

As of March 31, 2022, the Company had 201,190,621 issued and 200,435,621 outstanding common shares, each with a par value of $0.05. Additionally, the Company held 755,000 shares in treasury.

In the first quarter ended March 31, 2022, the Company paid an aggregate of $180.4 million, or $0.90 per  share in dividends to its shareholders related to its fourth quarter 2021 results.

10. Related party transactions

The Company’s most significant related party transactions are with SFL, a company under the significant influence of the Company’s largest shareholder. With reference to Note 6, ''Leases'', the Company leased eight vessels from SFL during the first quarter of 2022.

In addition to charter hire for the eight vessels leased from SFL, other amounts charged by related parties primarily include general management fees and charter hire for short-term charters. Amounts earned from other related parties primarily include commercial management fees.

With reference to Note 7, ''Equity securities'', in January 2022 SwissMarine fully repaid the outstanding shareholder loan of $5.35 million to the Company.

With reference to Note 7, ''Equity securities'' the outstanding shareholder loan from TFG Marine as of March 31, 2022 was $0.9 million.

Pursuant to its agreement with TFG Marine, the Company paid $31.6 million for bunker procurement in the three months ended March 31, 2022. As of March 31, 2022, amounts payable to TFG Marine amounted to $11.9 million.

11. Commitment and contingencies

As of March 31, 2022, the Company had seven vessels under construction and outstanding contractual commitments of $201.7 million due by the first quarter of 2024.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2022

With reference to Note 7, ''Equity securities'', the Company has issued a $20.0 million guarantee in respect of the performance of its subsidiaries under a bunker supply arrangement with TFG Marine. As of March 31, 2022, there is no exposure under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura group and becomes payable, the Company shall pay an amount equal to its equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as of March 31, 2022.

12. Subsequent events

In April and May 2022, the Panamax vessels Golden Empress, Golden Enterprise and Golden Endeavour were delivered to their new owner.

In May 2022, the Company paid the second installments totaling $6.8 million under two out of the seven Kamsarmax newbuilding contracts entered into in 2021.

In May 2022, the Company signed a loan agreement for a $275 million credit facility with a group of leading shipping banks to refinance debt secured by 14 Capesize vessels. The new financing has an interest rate of SOFR plus 190 basis points, which basis the historical spread between LIBOR and SOFR reference rates corresponds to a LIBOR based credit margin of around 165 bps. The financing is repayable according to a 20-year age adjusted repayment profile and will reduce the daily cash break even rate by approximately $1,500 in respect of the vessels secured under the new facility and by $400 for the full Capesize fleet.

On May 19, 2022, the Company announced a cash dividend of $0.50 per share in respect of the first quarter of 2022, which is payable on or about June 8, 2022 to shareholders of record on June 1, 2022. Investors holding shares through Euronext VPS may receive the dividend payment in respect of such shares later, on or about June 10, 2022.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2022

(A) Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America ("GAAP") and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of the Company’s operating performance or liquidity required by GAAP.

The Company’s presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of the Company’s operating performance by providing information regarding the Company’s ongoing performance that exclude items the Company believes do not directly affect the Company’s core operations and enhancing the comparability of the Company’s ongoing performance across periods. The Company’s management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of the Company’s core operations and facilitate comparison of the Company’s operating performance to the operating performance of its peers. Additionally, the Company’s management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While the Company believes these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by the Company may not be comparable to similar measures used by other companies.

The Company presents Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of the Company’s core operations. To derive adjusted EBITDA, the Company has excluded certain gains/losses such as those related to sale of vessels, sale of investments in associates, bargain purchase gain arising on consolidation, impairments on vessels, right of use assets and marketable securities, mark to market of derivatives and other financial items that it believes further reduce the comparability of the ongoing performance of the Company’s core operations across periods.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2022

(in thousands of $)	Three months ended March 31, 2022	Three months ended December 31, 2021	Three months ended March 31, 2021
Net income	125,323	203,818	23,579
Interest income	(54)	(154)	(175)
Interest expense	10,041	10,509	8,889
Income tax expense	35	309	20
Depreciation	32,434	33,354	26,798
Amortization of time charter party out contracts	—	804	1,078
Earnings before Interest Taxes Depreciation and Amortization	167,779	248,640	60,189
Impairment loss on vessels	—	—	4,187
Gain from sale of vessels	—	(4,928)	—
Gain on derivatives	(18,750)	(1,211)	(9,024)
Other financial items	330	1,043	(762)
Adjusted Earnings before Interest Taxes Depreciation and Amortization	149,359	243,544	54,590

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, the Company uses TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. The Company defines TCE income as operating revenues less voyage expenses and commission plus amortization of favorable charter party contracts (being the fair value above market of acquired time charter agreements upon the completion of the merger with Knightsbridge Shipping Limited). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of the Company's vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2022

(in thousands of $)	Three months ended March 31, 2022	Three months ended December 31, 2021	Three months ended March 31, 2021
Total operating revenues	265,184	381,808	158,053
Add: Amortization of time charter party out contracts	—	804	1,078
Add: Other operating income (expenses)	(413)	(6,358)	649
Less: Other revenues*	163	160	557
Net time and voyage charter revenues	264,608	376,094	159,223
Less: Voyage expenses & commission	56,273	68,942	39,233
Time charter equivalent income	208,335	307,152	119,990

*adjustment includes management fee revenue and other non-voyage related revenues recognized under other revenues.

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of the Company's entire operating fleet.

TCE rate is a measure of the average daily income performance. The Company's method of calculating TCE rate for each vessel type is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in the Company's possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in the Company's possession during such period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in the Company's possession during such period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2022

(in thousands of $, except for TCE rate and days)	Three months ended March 31, 2022	Three months ended December 31, 2021	Three months ended March 31, 2021
TCE Income Capesize vessels	124,509	199,073	75,895
TCE Income Panamax vessels and Ultramax vessels	83,826	108,079	44,095
Total Time charter equivalent income	208,335	307,152	119,990

in days
Fleet onhire days Capesize vessels	5,025	5,065	4,569
Fleet onhire days Panamax and Ultramax vessels	3,538	3,647	2,984
Total Fleet onhire days	8,563	8,712	7,553
in $ per day
TCE per day Capesize vessels	24,778	39,304	16,611
TCE per day Panamax and Ultramax vessels	23,693	29,635	14,777
Time charter equivalent rate	24,330	35,256	15,886

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2022